SILVERTON ADVENTURES, INC.
6283 South Valley View Blvd.
Las Vegas, Nevada 89119
(702) 876-1539

December 26, 2013

Mr. Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Silverton Adventures, Inc.
Preliminary Information Statement filed 11-27-2013
SEC File No. 000-54097

Dear Mr. Dobbie:

Pursuant to your correspondence dated December 9, 2013, please be advised that Silverton Adventures, Inc. (the “Company”) acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SILVERTON ADVENTURES, INC.

BY:	RONALD MILLER
Ronald Miller
President and a member of the Board of Directors

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cc:           The Law Office of Conrad C. Lysiak, P.S.